October 29, 2015
Mark P. Shuman
Securities and Exchange Commission
Washington, D.C. 20549

Re: **T-Bamm**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed September 8, 2015
        File No. 333-206804

Dear Mr. Shuman;

In response to your letter dated October 2, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of SavMobi Technology Inc. (the "Company"). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's October 2, 2015 letter in italicized text immediately before our response.

General

1.   *We note your disclosure on page 36 stating that you "expect the balance of proceeds to be mainly applied to further costs of this prospectus and administrative costs." However, we note your tabular disclosure on page 16 indicating that irrespective of the proceeds raised, you intend to allocate the majority of the proceeds towards general business development, and sales and marketing. Please ensure that your disclosure consistently describe your intended allocations of proceeds.*

Response:

We have deleted our disclosure on page 36 so we are consistent in our intended allocation of funds.

2.   *With respect to every third-party statement in your prospectus, such as the Borrell Associates report, please ensure that you have disclosed the report dates and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistics, and cross-reference it to the appropriate location in your prospectus and tell us whether any of the reports were prepared for you.*

Response:

We have revised our disclosure on the Borrell Associates report on page 22 and have attached the relevant portion of the industry research report cited for your reference. The calculations provided is from the information found on page 16 of 27 (attached) of Borrell Associates Market Demographics, Spending Estimates Target Categories for Online Ad Sales Revenue Share Estimates Forecasts are from Table 8C: 2007 Market Estimates for Top 20 Online Ad Categories with Local Ownership: They include; 66.5% of '07 Estimated Online Ad Expenditures of $67,919,701 is $45,166,601.165 divided by the applicable number of targeted businesses (Ground Transportation- 42,390; Trucking Services- 189,990; Travel Services- 94,720; Telecommunications- 66,070; Other Utilities- 36,110; Retail Home Improvement- 106,680; Food Stores- 217,010; Apparel and Accessory Stores- 134,710; Eating and Drinking Places- 521,630; Banks- 43,930; Credit & Mortgage Services- 97,690; Financial Services- 81,390; Insurance Services- 192,900) for a total of 1,825,220 business is an average of 24.74 per month and rounded up to $299 per year.

No reports referred to within the prospectus were written for or on behalf of the Company.

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3.   *Revise your summary to disclosure that your auditors have expressed substantial doubt about your ability to continue as a going concern.*

Response:

We have revised our disclosure on pages 3 and 7 to disclose that our auditors have expressed substantial doubt about our ability to continue as a going concern.

Risks and Uncertainties Facing the Company, page 6

4.   *We note your disclosure on page 22, where you estimate the total software development cost for your platform and app at $38,000. Please revise your disclosure here to describe quantitatively the threshold gross offering amount require to the fund the software development.*

Response:

We have revised our disclosure on page 22 to include the minimum required to implement its business plan in the development of its proposed software.

Use of Proceeds, page 8

5.   *You state that you may fund your operations through loans based on a verbal agreement with Mr. Sidhu. Where your reference such loans throughout the document, please also state whether the agreement with Mr. Sidhu to provided funding is legally binding, to the extent that it is not, revise throughout to state clearly and unequivocally that there is no guarantee that he will provide such funding.*

Response:

We have revised our disclosure throughout the offering tostate that the verbal loan agreement between Mr. Sidhu and the Company is not legally binding nor is it guaranteed.

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Risk Factors, page 9

6.   *Please add a risk factor that clearly and unequivocally states that you have not yet developed you software platform or app, and that the resultant risk is that you may never be able to develop a product that is operational or marketable.*

Response:

We have revised our disclosure and have added a risk factor that clearly states that we have not yet developed our software platform or app.

7.   *Please add separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. Revise your discussion in Capital Resources and Liquidity to also include this information.*

Response:

We have revised our disclosure to clearly set forth the allocation of proceeds at various levels of proceeds.

"Because our sole officer and director resides abroad...." Page 13

8.   *Please provide a more detailed description of your risk factor addressing why shareholders may have difficulties enforcing their legal rights under United States security laws. Please address the risk U.S. stockholders face in:*

- effecting service of process with the United States against your officer;
- enforcing judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

Response:

We have revised our disclosure on page 13 in the offering to provide a more detailed description in processing and enforcing United States securities laws in a foreign jurisdiction

"Because our Company is a shell company ...." Page 13

9.   *Please expand your disclosure to explain that Securities Act Rule 144 will not be available for privately placed shares, and highlight the impact on your ability to attract additional capital to implement your business plan or sustain operations.*

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Response:

We have revised our disclosure to explain that privately placed shares under Securities Act Rule 144 may impact our ability to attract additional capital and the implementation of our business plan and sustain our operations.

Plan of Distribution, page 19

10.   *You state that you intend to sell the shares outside the United States, particularly in India. Please expand your plan of distribution discussion with respect to you plan to sell shares in India.*

Response:

We have revised our disclosure within the offering on page 19 and have expanded our plan of distribution discussion with respect to selling shares in India.

11.   *You state the offering may be extended 90 days beyond the period described in this section, or "such period as the Company deems reasonable." Please revise your disclosure to ensure that your intentions in regards to extending the offering period are balanced with the requirements of Rule 415 and sections 10(a)(3) of the Securities Act.*

Response:

We have revised our disclosure in the offering and have eliminated our ability to extend by 90 days the period described in this section.

Description of Securities to be Registered

Non-cumulative voting, page 20

12.   *You state that if the offering is completed the "present shareholders" will hold 21% of the offering. This statement is inconsistent with your disclosures in the beneficial ownership table. Please revise or advise.*

Response:

We have corrected our statement on page 20 "Non-cumulative voting." in the offering from "present shareholders" will hold 21% of the offering to 78.95% of this offering.

Description of Business

Marketing Opportunity and Value Proposition, page 24

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13. *We note that you reference the boom in the smartphone market as potentially providing your company the opportunity to generate more revenue through your proposed Mobile Marketing Platform. Please refocus your discussion on the specific market opportunity you intend to pursue, which you state is vendor tools technology.*

Response:

We have revised our disclosure on page 24 to refocus our discussions on the marketing opportunity the Company intends to pursue with our vendor tools technology.

Competition, page 25

14. *We note your disclosure referring to your "current revenue streams" and statement that your "primary source of revenue comes from local, small businesses." Since you have yet to generate revenues, these disclosures appear inappropriate, as they suggest the contrary.*

Response:

We have revised our disclosure in our offering on page 25 to correctly disclose our proposed revenue streams and proposed sources of revenues.

15. *Please expand your disclosure to describe with more specificity on what competitive bases you intend to distinguish yourself.*

Response:

We have revised and expanded our disclosure on page 25 to provide specific details on what competitive bases we distinguish ourselves from the competition.

Directors and Executive Officers

Business Experience, page 31

16. *Please revise the description relating to Mr. Sidhu's professional background to ensure that such disclosures fully comply with Item 401(1) of Regulation S-K. For example, disclose Mr. Sindhu's principal occupations and employment, in a chronologically complete manner, for the five year period immediately preceding the date of effectiveness.*

Response:

We have revised our disclosure on page 31 to clarify Mr. Sidhu's professional background to ensure that such disclosures fully comply with Item (401)1 of Regulation S-K.

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17. *We note your disclosure stating that Mr. Sidhu has not held any previous directorships in the past five years. However, we note that the Nevada Secretary of State's website indicates that in addition to serving as an officer for SavMobi Technology, Inc., Mr. Sidhu served as an officer and director for SavMobi, Inc. within the past five years. Please advise whether this is your CEO, and if so, please provide your analysis for why such professional experience is not disclosed in the registration statement. To the extent material, revise your discussion of trademarks on page 25 to discuss whether your ability to obtain a trademark may be impacted by the prior formation of SavMobi, Inc.*

Response:

The company SavMobi, Inc. was a Nevada corporation, incorporated on July 13, 2013 by Mr. Sidhu. SavMobi, Inc. was never active and Mr. Sidhu is in the process of dissolving SavMobi, Inc. with the Nevada Secretary of State. We believe that as SavMobi, Inc., had no business activities, did not obtain an I.R.S. Employer Identification number and did not raise any capital; that to disclose Mr. Sidhu's association with SavMobi, Inc., is not material and would not add anything to his professional experience. Further, the ability to obtain a trademark for the Company under this offering will not be impacted as Mr. Sidhu incorporated both corporations and is dissolving SavMobi, Inc.

We trust our responses meet with your approval.

Sincerely,

/s/ Lakhwinder Singh Sidhu
President

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